Exhibit 99.2

2017-03-01

PRESS RELEASE

Clarification from the Board of Directors, Company Management and the Principal Shareholders of Oasmia Pharmaceutical AB (publ) Surrounding Anders Lönner’s Withdrawal from the Board of Directors

Uppsala, Sweden March 1st, 2017 – Chairman Anders Lönner of Oasmia Pharmaceutical AB (NASDAQ: OASM) has announced his withdrawal from the board of directors, a decision that has raised numerous questions and requires clarification.

The withdrawal must be viewed against the backdrop that Oasmia in no way has been able to accept Mr Lönner’s actions and demands he has made towards the Company, the board of directors and to certain principal shareholders, after he was elected chairman of the board at an extraordinary general meeting November 21st 2016.

After he was elected chairman of the board, Mr Lönner began to act, seemingly for his own benefit, and raised new demands just in order to start dealing with the concerns of the Company. The demands have been of such character that the board of directors by no means has been able to accept those requests, as they would not benefit the Company or its shareholders. Further the following circumstances should be noted;

1.	Representatives of the nomination committee held ongoing dialogue with Anders Lönner since September 2016, but Mr Lönner has not yet taken any sort of initiative to approach the rest of the members of the board. He has not yet participated in any board meetings after his election and he has not yet had any genuine review of the Company’s business with the CEO.

2.	Anders Lönner’s general communications with the Company have been sporadic and mainly been conducted through external advisors. One of Mr Lönner’s ongoing demands was that he alone, without further involvement of any other party, should have the right to act on behalf of the Company.

3.	Anders Lönner has also put forward demands on additional and ongoing remuneration of unreasonable levels for him to perform his role. He has further demanded a considerable remuneration percentage should the Company make a certain form of structural deal in the future. The fact that such remunerations are not acceptable, considering the public listing in the United States, does not seem to be an obstacle for Mr Lönner. Those demands were made well after the extraordinary General Meeting, an event that had already raised director fees, as well as a significant number of stock options in connection with the first stock option programme of the company in November last year which was designed especially for him.

4.	In connection with Anders Lönner’s access to the board of directors, an agreement was made meaning that he should invest a certain amount of money in Company stocks. So far this has not been done.

5.	In connection with Anders Lönner’s entrance as a member of the board of directors, the Company acquired a research project from Karo Pharma AB at a price of the SEK 25 million. Payment was made in shares of Oasmia which should be distributed pro rata among the shareholders of Karo Pharma AB. This has not yet occurred despite the fact that the Board of Directors of Karo Pharma AB also published this information in connection with the transaction. On the contrary, in the quarterly report issued by Karo Pharma on February 28, 2017, their board of directors recommend their general meeting to make dividends to their shareholders representing the value of the shares Karo Pharma received from Oasmia as down payment. Oasmia sees this proposal as unacceptable based on our agreement. It shall be noted for clarification purposes that Mr Lönner is executive chairman of Karo Pharma.

6.	Underhand Anders Lönner has also opposed to the market information from the Company in spite of the fact that the communication was compulsory with regard to regulations. Despite this, the Company has fully complied according to this. Further, Mr Lönner has consistently created obstacles in interacting with the media, a practice Oasmia has committed to in the past to provide transparency to shareholders and scientific community.

7.	Lastly, Anders Lönner has created additional problems for the Company by initially refusing to sign the interim report, December 2nd, 2016, resulting in delays and overall confusion.

It is clear that had Oasmia’s board of directors, including the nomination committee been able to predict the actions of Anders Lönner described above he would never have been proposed as chairman of the board of directors at the extraordinary general meeting on November 21st 2016. Oasmia and it’s nomination committee will promptly act to fill the vacancy in the board and propose a new chairman.

For more information, please contact:

E-mail: press@oasmia.com

Tel : +4618 – 50 54 40

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.30 CET on March 1st, 2017.